Exhibit 99.1

March 22, 2002

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

In a letter dated March 22, 2002, our independent public accountants, Arthur Andersen LLP ("Andersen"), represented to us that their audit of the consolidated financial statements of Wisconsin Energy Corporation and subsidiaries as of December 31, 2001 and for the year then ended was subject to Andersen's quality control system for their U.S. accounting and auditing practice to provide reasonable assurance that their engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audit, availability of national office consultation, and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of their audit.

Very truly yours,

/s/STEPHEN. P. DICKSON
Stephen P. Dickson -- Controller
and Principal Accounting Officer